Filed by Clear Channel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Clear Channel Communications, Inc.
Commission File No.: 001-09645
Investor Q&A
1. What is the proposed transaction?
•	Clear Channel Communications, Inc. has agreed to be acquired by a private equity group co-led by Bain Capital Partners, LLC and Thomas H. Lee Partners, L.P. in a transaction with a total equity value of approximately $19.5 billion at a price of $39.20 per share in cash.

•	Upon completion of the merger, you will receive $39.20 in cash, without interest, for each share of Clear Channel common stock that you own.

•	As an alternative to receiving the $39.20 per share cash consideration and subject to proration, Clear Channel’s shareholders will be offered the opportunity on a purely voluntary basis to exchange some or all of their shares of Clear Channel common stock on a one-for-one basis for shares of Class A common stock in the new corporation formed by the private equity group to acquire Clear Channel. This alternative is only available to the “unaffiliated” shareholders of Clear Channel. It is not available to L. Lowry Mays, Mark Mays, Randall Mays or the other members of the Board of Directors of Clear Channel.

•	In addition, if the completion of the merger occurs after January 1, 2008, you will also receive an additional “ticking fee” in an amount equal to the lesser of (i) the pro rata portion, based upon the number of days elapsed since January 1, 2008, of $39.20 multiplied by 8% per annum, per share and (ii) Clear Channel’s operating cash flow (as defined in the merger agreement) generated during the period from January 1, 2008 until closing. This ticking fee (if any) will be paid to all shareholders regardless of whether they elect to receive stock or cash in the merger.

•	Upon closing, Clear Channel’s shares will cease trading on the New York Stock Exchange. The Class A common stock of the new corporation will be registered with the Securities and Exchange Commission. However, it will not be listed on any exchange.

•	The transaction will be subject to shareholder approval, antitrust clearances, FCC approval and other customary closing conditions. The private equity group has agreed to take all appropriate steps that are necessary to obtain antitrust clearances and FCC approval.

•	Clear Channel may, under certain circumstances, respond to unsolicited proposals that the Board of Directors determines are on terms more favorable than the merger terms.
2. Will I continue to receive dividends?
•	You will continue to receive dividends on your shares quarterly, at the rate of $0.1875 per share, subject to the board’s recommendation on dividend policy, until the transaction closes.
3. What limits are there on the number of shares of Clear Channel common stock that can be exchanged for shares of Class A common stock of the new corporation in the merger? What happens if Clear Channel shareholders elect to receive a greater number of shares in the new corporation in the merger?

•	The total number of Clear Channel shares that may be exchanged for shares in the new corporation is 30,612,245. These shares would have a total value of approximately $1.2 billion (at the $39.20 per share cash consideration) and represent approximately 30% of the outstanding capital stock of the new corporation immediately following the closing of the merger. The terms of the merger agreement, as amended, provide that no shareholder may elect to receive a number of shares representing more than 9.9% of the outstanding capital stock of the new corporation immediately following the closing of the merger.

•	If Clear Channel shareholders elect to receive more than the allocated number of shares of the Class A common stock of the new corporation, then the shares will be allocated to shareholders who elect to receive them on a pro-rata basis. Those Clear Channel shareholders electing to receive shares of the new corporation will receive $39.20 per share for any such Clear Channel shares that are not so exchanged.

•	The election process will occur at the time of the shareholder vote on the merger, and will be described fully in a proxy statement/prospectus that will be mailed to Clear Channel shareholders.
4. If I do not want to receive any shares of Class A common stock of the new corporation, do I have to?
•	No shareholder is required to receive Class A common stock of the new corporation in the merger. All shareholders may elect to receive $39.20 in cash. There are no limits on the number of shares of Clear Channel common stock that may be exchanged for the cash consideration.
5. Can I elect to receive cash consideration for a portion of my Clear Channel shares and share consideration for my remaining Clear Channel shares?
•	You may make your election on a share-by-share basis. As a result, you can elect to receive the cash consideration or share consideration for all or any portion of your Clear Channel shares.
6. What happens if I don’t make an election?
•	If you do not make an election, you will be deemed to have made an election to receive the cash consideration for your shares of Clear Channel stock.
7. How and when do I make a cash election or a share election?
•	In the next few weeks you will receive a proxy statement/prospectus together with a form of election. You should carefully review and follow the instructions accompanying the form of election. The form of election will need to be properly completed, signed and delivered prior to the date of the special meeting.
8. May I submit a form of election even if I do not vote to approve the merger agreement?
•	You may submit a form of election even if you vote against the approval of the merger agreement or abstain with respect to the approval of the merger agreement.
9. What happens next?
•	Within the next few weeks, Clear Channel and the new corporation will file a preliminary proxy statement/prospectus with the SEC. This preliminary proxy statement/prospectus will contain information about the transaction and will be available to the public. Following the completion of any SEC review, a proxy statement/prospectus will be filed with the SEC and mailed to shareholders. Following the mailing of the proxy statement/prospectus, a meeting will be held within 45 days from the date of the mailing and shareholders will vote on the transaction. If the merger is approved, and all regulatory approvals and other closing conditions are met thereafter, the merger can be closed.
10. What percentage of shareholder vote is required for approval?
•	This transaction requires the affirmative vote of the holders of two-thirds of the outstanding Clear Channel common stock.
11. When will the deal be finalized?
•	We currently anticipate that the transaction will be completed by the end of this year, subject to receipt of all necessary approvals and the satisfaction or waiver of closing conditions to the merger.
12. Will the merger consideration be taxable to me?
•	If you are a U.S. taxpayer, the cash you receive for your Clear Channel stock will result in you recognizing gain or loss equal to the difference between the cash consideration you receive in the merger and your tax basis in your Clear Channel stock.

•	We intend that the receipt of the Class A common stock of the new corporation will not be taxable for federal income tax purposes.

•	The proxy statement/prospectus will include detailed disclosures regarding the tax consequences of the transaction.
13. What effect will the transaction have on Clear Channel’s creditors?
•	Certain information about the treatment of our debt may be found in the Merger Agreement, as amended by the first and second amendments thereto, a copy of which will be filed with the SEC. Additional information will be included in the proxy statement/prospectus that will be prepared in connection with the transaction.
14. Are there financing conditions?
•	There are no financing conditions.
15. Why is this in the best interests of shareholders? Why this, why now?
•	Put simply, Clear Channel’s board of directors concluded that this acquisition is fair and in the best interests of shareholders.

•	The board conducted a thorough and careful review of strategic alternatives to arrive at this decision.

•	The all-cash offer represents a premium of approximately 34% over Clear Channel’s average daily closing share price during the 60 trading days ended October 24, 2006, the last trading day prior to Clear Channel’s announcement that it was evaluating strategic alternatives.

•	This transaction offers our shareholders substantial value for their investment in Clear Channel.

•	The board of directors makes no recommendation with respect to the stock election or the Class A common stock in the new corporation.

16. What transactions/alternatives were considered during the review process?
•	The board of directors conducted a thorough and careful review of strategic alternatives, evaluating the private equity group’s proposal in the context of Clear Channel’s stand-alone strategic plan, proposals from another private equity group as well as other strategic alternatives.
17. Who were the independent board members that did the review and decided what the best alternative would be for Clear Channel? What financial advisor did they have?
•	The independent board members are Alan D. Feld, Perry J. Lewis, Phyllis B. Riggins, Theodore H. Strauss, J.C. Watts, Jr., John H. Williams and John B. Zachry. Their financial advisor is Goldman, Sachs & Co.
18. What regulatory approvals might be needed, if any? How long do you anticipate that will take?
•	Antitrust clearances, FCC approval and similar regulatory approvals in certain foreign jurisdictions will be required for the transaction.

•	We will work in earnest with the government agencies to expedite the approval of the transaction.

•	The private equity group has agreed to take all appropriate steps that are necessary to obtain antitrust clearances and FCC approval.
19. Which party is responsible for FCC risk associated with the transaction?
•	The private equity group has agreed to take all appropriate steps necessary to obtain FCC approval.
20. How will this transaction impact Lowry Mays, Mark Mays and Randall Mays? Will they sell their shares?
•	Lowry Mays will continue to serve in the new corporation formed by the private equity group to acquire Clear Channel and intends to invest a portion of his equity stake in that corporation alongside the private equity group members.

•	Mark Mays will remain as CEO and intends to invest a portion of his equity stake in Clear Channel alongside the private equity group members in the new corporation.

•	Randall Mays will remain as President and CFO and intends to invest a portion of his equity stake in Clear Channel alongside the private equity group members in the new corporation.

•	The equity stake of Lowry Mays, Mark Mays and Randall Mays will be rolled over in a transaction separate from the stock election offered to the unaffiliated shareholders. This rollover will not reduce the number of shares of Class A common stock of the new corporation available to the unaffiliated shareholders of Clear Channel.
21. How will Clear Channel stock options and warrants be treated in the merger?
•	Unless otherwise agreed with the holder, each outstanding stock option and warrant to purchase shares of Clear Channel common stock with a per share exercise price of less than $39.20 will become fully vested and will entitle the holder to the spread between $39.20 and the exercise price per share. Unaffiliated holders will have the opportunity to elect to receive this spread in cash or elect to receive shares of Class A common stock of the new corporation on the same basis as the unaffiliated shareholders.

•	With limited exceptions, each outstanding stock option and warrant to purchase shares of Clear Channel common stock with a per share exercise price in excess of $39.20 will be cancelled.
22. How does this transaction impact me as a Clear Channel Outdoor (NYSE:CCO) shareholder?
•	This transaction contemplates the acquisition of CCU shares, not CCO shares.
23. What is the break-up fee / reverse break-up fee?
•	A break-up fee ranging between $300 - $500 million may be payable by Clear Channel if the transaction is terminated in certain circumstances. Similarly, a reverse break-up fee ranging between $300 - $600 million may be payable by the private equity group to Clear Channel if the transaction is terminated in certain circumstances. Details of these fees are contained in the merger agreement, a copy of which will be filed with the SEC.
24. Will the corporate headquarters remain in San Antonio?
•	There are no plans to relocate the corporate offices.
IMPORTANT ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT:
CLEAR CHANNEL AND THE NEW CORPORATION ISSUING THE CLASS A COMMON STOCK WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS REGARDING THE PROPOSED TRANSACTION. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, SECURITY HOLDERS OF CLEAR CHANNEL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER DOCUMENTS REGARDING THE ACQUISITION, CAREFULLY IN THEIR ENTIRETY, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. SHAREHOLDERS OF CLEAR CHANNEL MAY OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND OTHER DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, A SHAREHOLDER WHO WISHES TO RECEIVE A COPY OF THESE MATERIALS (WHEN THEY BECOME AVAILABLE), WITHOUT CHARGE, SHOULD SUBMIT THIS REQUEST TO CLEAR CHANNEL’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NEW YORK 10022 OR BY CALLING INNISFREE TOLL-FREE AT (877) 456-3427.